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                              October 26, 2023

       Au Ho (Arthur) Chi
       Chief Financial Officer
       Wellchange Holdings Co Ltd
       Flat E, 11/F, Billion Plaza 2, Cheung Yue Street
       Cheung ShaWan, Kowloon, Hong Kong

                                                        Re: Wellchange Holdings
Co Ltd
                                                            Registration
Statement on DRS Form F-1
                                                            Filed September 28,
2023
                                                            File No: 377-06900

       Dear Au Ho (Arthur) Chi:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS Form F-1

       Prospectus Summary
       Overview, page 1

   1. Please define "small- and medium- sized businesses" (SMBs) in the context of your customer base. Clarify
whether SMBs are measured in terms of revenue, employees,
                                                        and/or other criteria.
Also, disclose here your number of customers for all periods presented in your
financial statements.
       Our Competitive Strengths, page 2

   2. Please balance the disclosure in this section by also discussing the decrease in your subscription services
revenue from fiscal 2021 to 2022.
 Au Ho (Arthur) Chi
FirstName
WellchangeLastNameAu
            Holdings CoHo
                       Ltd(Arthur) Chi
Comapany
October 26,NameWellchange
            2023           Holdings Co Ltd
October
Page 2 26, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations, page 70

3. Please revise here to include a quantified discussion of the key performance indicators and other metrics used in managing your business for each period presented. Also, ensure you clearly define how each metric is calculated and include a discussion of any trends, uncertainties and fluctuations in such measures from period to period. Refer to SEC
         Release No. 33-10751.
Customer concentration risk, page 86

4. We note your disclosure that for the year ended December 31, 2022, two customers accounted for 45.9% and 12.2% of your total revenues. Please discuss the material terms of your purchase or other agreements with such customers. Please also file any such agreements as exhibits to the registration statement or tell us why you do not believe they are required to be filed.
Business, page 94

5. Please disclose the principal markets in which you compete, including a breakdown of total revenues by activity and geographic market for each of the periods included in your financial statements. Refer to Item 4.B.2 of Form 20-F.
Principal Shareholders, page 119

6. Please disclosed any significant change in the percentage ownership held by any major shareholder during the past 3 years. Item 7.A.1(b) of Form 20-F. Financial Statements
Consolidated Balances Sheets, page F-3

7. Please reclassify the stock subscription receivables due from shareholders to present it on
         the balance sheet as a deduction from stockholders    equity. We refer
you to SAB Topic
         4:E.
Note 2. Summary of Significant Accounting Policies and Practices
Intangible assets, net, page F-10

8. We note that you acquired the ERP software system from a third party and merged it with your existing platform. Please expand the disclosure to explain the basis for your belief that an estimated useful life of 10 years is reasonable, including a description of your accounting policy for determining the useful life of software intangible assets.
Revenue recognition, page F-13

9. We note that you have determined that the standalone price of technical service is considered insignificant as you have minimal experience to perform the technical support
 Au Ho (Arthur) Chi
Wellchange Holdings Co Ltd
October 26, 2023
Page 3
         services. Please expand the accounting policy disclosure and revenue recognition critical accounting policies in MD&A on pages 73 and 74 to clarify whether you mean that you have not had to provide significant technical support services to date for your platform or whether you have not had sufficient experience due to a limited experience in entering into such arrangements. If the latter applies, tell us how you determined that it was appropriate to recognize revenue for customized and white-label software solutions prior to the 90 day technical support service agreement period.
Note 16. Risks and Uncertainties
Liquidity risk, page F-28

10. We note that you state in Note 2 on pages F-18 and F-19 that your working capital deficit raises substantial doubt about your ability to continue as a going concern. Please expand the disclosure of Liquidity risk on page F-28 and MD&A Basis of presentation on page 72 and Cash Flow Sufficiency on page 84 to integrate the going concern issue with your disclosure that typically you ensure that you have sufficient cash on demand to meet expected operational expenses for a period of twelve months.
Note 17. Commitments and Contingencies, page F-28

11. Please describe in the litigation disclosure on page F-29 the facts and circumstances concerning the legal proceeding relating to the alleged misappropriation and/or retention of confidential and property information disclosed on pages 35, or tell us the basis for your belief that disclosure is not required. Please also revise the Legal Proceedings disclosure on page 107 accordingly, if necessary.
General

12. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Matthew Crispino at 202-551-3456 with any other questions.



FirstName LastNameAu Ho (Arthur) Chi                           Sincerely,
Comapany NameWellchange Holdings Co Ltd
                                                               Division of
Corporation Finance
October 26, 2023 Page 3                                        Office of
Technology
FirstName LastName